March 17, 2026

Arnon Rosenthal, Ph.D.
Chief Executive Officer
Alector, Inc.
131 Oyster Point Blvd., Suite 600
South San Francisco, CA 94080

       Re: Alector, Inc.
           Registration Statement on Form S-3
           Filed March 12, 2026
           File No. 333-294241
Dear Arnon Rosenthal Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Michael Coke, Esq.